EXHIBIT 4.3

AMENDMENT, SURRENDER

AND CONVERSION AGREEMENT

This Note Amendment, Surrender and Conversion Agreement (the “Amendment and Conversion Agreement”) is made and entered into effective as of April 5, 2019, by and among Loop Industries, Inc., a Nevada corporation (the “Company”), and those holders of (a) that certain Convertible Promissory Note (the “November 2018 Note”) issued pursuant to that certain Note and Warrant Purchase Agreement dated November 13, 2018 (the “Purchase Agreement”) among the Company and the person or entities listed on Schedule I thereto (the “Investor”) and (b) that certain Convertible Promissory Note (the “January 2019 Note” and together with the November 2018 Note, the “Notes”) issued pursuant to the Purchase Agreement. Capitalized terms used in this Amendment and Conversion Agreement that are not otherwise defined herein shall have the respective meanings assigned to them in the Notes.

RECITALS

A. The Company and Investor desire to amend the terms of the Purchase Agreement and the Notes.

B. The Investor desire to, after giving effect to the amendment to the Notes as set forth herein, approve the conversion of each Note into the number and kind of shares of Company stock set forth opposite such Investor’s name on Exhibit A attached hereto, effective as of April 5, 2019 (the “Conversion Date”).

C. None of the Notes or Purchase Agreements currently provide for voluntary conversion of the Notes.

D. Pursuant to Section 5(a) of the Purchase Agreements, any provision of the Purchase Agreement may be amended upon a written consent of the Company and Investor.

E. Pursuant to Section 6(b) of the Notes, the Notes may be amended upon a written consent of the Company and Investor.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Amendment of the Notes. A new Section 4(e) shall be added to the Notes as follows

“(e) Notwithstanding the above, in the event that conversion of any Note held by any Investor pursuant to any of the scenarios described in Section 4(a) through Section 4(d) above (the “Conversion Value”), aggregated with any shares issued by the Company in connection with (x) the conversion of the Company’s promissory notes or exercise of the warrants issued pursuant to a Note and Warrant Purchase Agreement dated as of January 15, 2019, among the Company and the person or entities listed on Schedule I thereto, (y) the Purchase Agreement dated as of February 27, 2019, and (z) the conversion of the Company’s promissory notes or exercise of the warrants issued pursuant to that certain Note and Warrant Purchase Agreement dated November 13, 2018, among the Company and the person or entities listed on Schedule I thereto (including this Note) (such shares issued or issuable pursuant to (x), (y) and (z), the “Capped Shares”), would result in the Company being required to issue an amount of Capped Shares that would represent more than 19.9% of the outstanding Common Stock of the Company, then only that portion of the Conversion Value resulting in the issuance of Capped Shares representing up to 19.9% of the outstanding Common Stock of the Company shall be converted, and the remaining amount of the Conversion Value shall be repaid in cash.”

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2. Conversion of Notes.

(a) Outstanding Notes. The Company and Investor hereby acknowledge and agree that Notes set forth on Exhibit A, including the Investor Name, Issue Date, Interest Rate, and Outstanding Principal Amount and any accrued and unpaid interest on all Notes (collectively, “Accrued Amount”), is accurately reflected and constitute all Notes issued to all Investors pursuant to the Purchase Agreements.

(b) Amendment to Notes and Conversion Agreement. Subject to the terms and conditions of this Amendment and Conversion Agreement and the terms of the Notes, the Company and the Investor hereby amend the Notes to convert the outstanding principal and accrued but unpaid interest on the Notes into fully paid and nonassessable shares of the Company’s capital stock as set forth next to the Investors’ name on Exhibit A hereto. The shares of the Company’s capital stock set forth on Exhibit A to this Agreement (collectively the “Note Conversion Shares”) represents the entire (x) payment due and payable to the Investor in respect of such Notes and (y) the number of shares of capital stock of the Company issuable to the Investor upon the conversion of its Notes and, upon the issuance of such Note Conversion Shares to such Investor, all principal, interest, conversion discounts and other obligations under such Notes shall thereby be fully paid and discharged. April 3, 2019 shall be the final day on which interest accrues on the Notes, regardless of the conversion of the Notes, and the final Accrued Amount shall be as specified on Exhibit A. At the Conversion Date, the Notes shall be treated by the Company as automatically surrendered for cancellation and shall be terminated and have no further force or effect. Notwithstanding the foregoing, if the number of shares of Company’s capital stock set forth next to an Investor’s name on Exhibit A hereto is “0,” then principal, interest, conversion discounts and other obligations under such Notes for such Investor shall not be terminated and such Notes shall not be cancelled.

3. Miscellaneous.

(a) Waiver of Event of Default. The Investor hereby waive any Event of Default under the Notes or Purchase Agreements existing or occurring prior to the conversion of the Notes pursuant to Section 2 hereof.

(b) Governing Law. This Amendment and Conversion Agreement and all actions arising out of or in connection with this Amendment and Conversion Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law provisions of the State of New York or any other state.

(c) Full Force and Effect. Except as specifically set forth herein, the Purchase Agreements and the Notes shall remain in full force and effect.

(d) Entire Agreement. This Amendment and Conversion Agreement, together with the Purchase Agreements and the Notes, represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understanding between the parties with respect to the subject matter herein.

(e) Severability. If any provision of this Amendment and Conversion Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(f) Counterparts; Facsimile. This Amendment and Conversion Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one and the same agreement. Electronic signatures and facsimile copies of signed signature pages will be deemed binding originals.

(Signature page follows.)

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IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment and Conversion Agreement as of the Effective Date.

COMPANY: LOOP INDUSTRIES, INC. a Nevada corporation

By:
Name:	Daniel Solomita
Title:	Chief Executive Officer

(Signature Page to Amendment and Conversion Agreement)

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IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment and Conversion Agreement as of the Effective Date.

INVESTOR:

By:
Name:

(Signature Page to Amendment and Conversion Agreement)

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Exhibit A

	Issue Date	Interest Rate per annum	Accrued Amount at Effective Date	Conversion Price per share	Shares issued upon conversion
CCBB Investments	11/13/2018	8%		$8.55
Everplus	11/13/2018	8%		$8.55
Peidong Xu	11/13/2018	8%		$8.55
Wan Jin	11/13/2018	8%		$8.55
Qian Shang	11/13/2018	8%		$8.55
Miller Family Legacy, LLC	11/13/2018	8%		$8.55
Fritz Howser	11/13/2018	8%		$8.55
Peter Howser	11/13/2018	8%		$8.55
Provident Trust Group CFBO David Glassett IRA	1/3/2019	8%		$8.55
James H. Steinmann	1/3/2019	8%		$8.55
Total

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